Exhibit 99.1

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2014

(UNAUDITED)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets

in thousands	March 31, 2014	December 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$407,168	$414,088
Short-term bank deposits	200,370	200,370
Accounts receivable, net	106,042	99,200
Inventories	99,783	88,406
Investment in sales-type leases, net	7,008	6,696
Prepaid expenses	6,444	5,470
Deferred income taxes	19,351	16,501
Other current assets	25,342	21,398
Total current assets	871,508	852,129
Non-current assets
Goodwill	1,196,227	1,195,891
Other intangible assets, net	604,814	622,330
Investment in sales-type leases	11,797	11,219
Amounts funded in respect of employee
rights upon retirement	3,279	3,166
Property, plant and equipment, net	99,146	91,005
Other non-current assets	4,807	6,481
Total non-current assets	1,920,070	1,930,092
Total assets	$2,791,578	$2,782,221

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$35,056	$35,375
Accrued expenses and other current liabilities	34,348	32,849
Accrued compensation and related benefits	28,326	21,441
Earn-out obligation	21,530	12,027
Unearned revenues	39,458	36,033
Total current liabilities	158,718	137,725
Non-current liabilities
Employee rights upon retirement	4,811	4,683
Earn-out obligation - long term	-	16,998
Deferred tax liabilities	102,463	105,901
Unearned revenues - long term	3,219	3,315
Other non-current liabilities	10,838	13,812
Total liabilities	280,049	282,434
Contingencies, see note 9
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000
shares; 49,328 and 49,211 shares issued and outstanding
at March 31, 2014 and December 31, 2013, respectively	133	133
Additional paid-in capital	2,420,211	2,412,197
Retained earnings	89,636	85,549
Accumulated other comprehensive income	1,549	1,908
Total equity	2,511,529	2,499,787
Total liabilities and equity	$2,791,578	$2,782,221

See accompanying notes to condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Income
	Three Months Ended March 31,
in thousands, except per share data	2014	2013
Net sales
Products	$129,252	$81,810
Services	21,689	15,397
	150,941	97,207
Cost of sales
Products	61,022	49,043
Services	12,191	10,790
	73,213	59,833

Gross profit	77,728	37,374

Operating expenses
Research and development, net	16,771	10,789
Selling, general and administrative	67,617	43,325
Change in fair value of earn-out obligation	(7,495)	-
	76,893	54,114

Operating income (loss)	835	(16,740)

Other income (expense)	(1,336)	514

Loss before income taxes	(501)	(16,226)

Income taxes	(4,588)	(743)

Net income (loss)	$4,087	$(15,483)

Net income attributable to non-controlling interest	-	53

Net income (loss) attributable to Stratasys Ltd.	$4,087	$(15,536)

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$0.08	$(0.40)
Diluted	$0.08	$(0.40)

Weighted average ordinary shares outstanding
Basic	49,273	38,494
Diluted	51,240	38,494

Comprehensive Income (loss)
Net income (loss)	$4,087	$(15,483)
Other comprehensive income (loss), net of tax:
Losses on securities reclassified into earnings	168	-
Foreign currency translation adjustments	(398)	(368)
Fair value adjustments on derivatives designated as
cash flow hedges	(129)	-
Other comprehensive loss, net of tax	(359)	(368)
Comprehensive income (loss)	3,728	(15,851)
Less: comprehensive income attributable to
non-controlling interest	-	115
Comprehensive income (loss) attributable to Stratasys Ltd.	$3,728	$(15,966)

See accompanying notes to condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
	Three Months Ended March 31,
in thousands	2014	2013
Cash flows from operating activities
Net income (loss)	$4,087	$(15,483)
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating activities:
Depreciation and amortization	23,367	29,328
Stock-based compensation	6,736	5,490
Deferred income taxes	(5,871)	(3,875)
Excess tax benefit from stock options	(238)	(986)
Change in fair value of earn-out obligations	(7,495)	-
Other non-cash items	22	(79)

Change in cash attributable to changes in
operating assets and liabilities, net of the impact
of acquisitions:
Accounts receivable, net	(10,417)	(9,723)
Inventories	(13,216)	(7,146)
Net investment in sales-type leases	(891)	(67)
Prepaid expenses	(1,100)	1,176
Other non-current assets	(379)	(543)
Accounts payable and other current liabilities	10,121	(13,768)
Unearned revenues	3,048	2,996
Other non-current liabilities	(2,914)	428
Net cash provided by (used in) operating activities	4,860	(12,252)

Cash flows from investing activities
Change in short-term bank deposits, net	-	(55,307)
Purchase of property and equipment	(10,872)	(5,046)
Acquisition of intangible and other assets	(1,706)	(252)
Proceeds from sale of investment	1,634	-
Other investing activities	41	12
Net cash used in investing activities	(10,903)	(60,593)

Cash flows from financing activities
Acquisition of non-controlling interest	(2,171)	-
Proceeds from exercise of stock options	1,040	3,607
Excess tax benefit from stock options	238	986
Net cash (used in) provided by financing activities	(893)	4,593

Effect of exchange rate changes on cash and cash equivalents	16	(69)

Net change in cash and cash equivalents	(6,920)	(68,321)
Cash and cash equivalents, beginning of period	414,088	133,826

Cash and cash equivalents, end of period	$407,168	$65,505

Supplemental disclosures of cash flow information:
Transfer of fixed assets to inventory	60	83
Transfer of inventory to fixed assets	1,643	589

See accompanying notes to condensed consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation and Consolidation

Stratasys Ltd. and subsidiaries (collectively the “Company”) is a leading global provider of additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. The Company’s systems include desktop 3D printers for idea and design development, various systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). The Company also develops, manufactures and sells materials for use with its systems and provides various services to its customers.

The Company is the result of the 2012 merger of two AM companies, Stratasys, Inc. and Objet Ltd. (“Objet”). On December 1, 2012 (the “merger date”), the two companies completed an all-stock merger (the “Stratasys-Objet merger” or “the merger”), pursuant to which Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet, and Objet changed its name to Stratasys Ltd.

The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2013, filed as part of the Company’s Annual Report on Form 20-F for such year.

Recently adopted and issued accounting pronouncements:

In July 2013, the Financial Accounting Standards Board (FASB), issued an accounting standard update, under which an entity must present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This accounting standard update was effective for the Company in the three months ended March 31, 2014. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2. Acquisitions

MakerBot transaction

On August 15, 2013 (“MakerBot transaction date”) the Company acquired privately held Cooperation Technology Corporation (“MakerBot”) for an aggregate purchase price of $493.7 million (“MakerBot transaction”), which was calculated based on the Company’s share price of $97.46 as of the MakerBot transaction date.

The acquisition consideration was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers. The estimated fair values are based on the information that was available as of March 31, 2014 and may be subject to changes.

MakerBot stockholders also could qualify for two earn-out payments. The first is for the six-month period ended December 31, 2013, which amounted to $10.8 million and which was paid in cash during April 2014. The second earn-out period is for the year ended December 31, 2014, for which MakerBot stockholders could qualify for aggregate payment of up to 0.8 million shares depending on the level of achievement of financial metrics for the period. The second earn-out payment, if earned, will be made in the Company’s shares or cash, or a combination thereof, at the Company’s discretion.

The fair value of the earn-out obligations was determined to be approximately $28.3 million at the MakerBot transaction date. The estimated fair value of the obligations is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. Management re-measures the fair value of the earn-out obligations at the end of each reporting period, with any changes in fair value being recorded in that period’s statement of operations. The fair value was estimated based on a Monte Carlo simulation, under which many scenarios are computed to measure possible outcomes of the financial metrics and the likelihood of occurrence. The resultant probability-weighted financial metrics are then applied to the earn-out formula to determine the cash flows under the earn-out. Those cash flows were then discounted using rates of the yields for U.S. treasury bonds with similar terms to maturity. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. Based on the results for the six months ended December 31, 2013, the Company determined that the payment for the first earn-out period was $10.8 million, and estimates the earn-out obligation for the second earn-out period to be $10.7 million, as of March 31, 2014.

Certain MakerBot employees participate in a performance bonus plan in connection with the MakerBot transaction. Participating employees are entitled, contingent on certain continuing employment conditions, to bonus payments of compensation that in the aggregate will equal, dollar-for-dollar, the actual amounts determined in the earn-out calculation.

Other transactions

In October 2013, the Company acquired all non-controlling interests of its investment in Stratasys Japan Co. Ltd., for a total purchase price of approximately $2 million which was paid during the first quarter of 2014. Prior to the acquisition, the Company owned 51% of the Japanese company. The excess of the purchase price over the carrying value of the non-controlling interests was credited to additional paid-in capital. This acquisition enabled the Company to expand its Japanese operations.

In January 2014, the Company purchased certain assets, including customer service contracts and inventory, from its local channel partner in South Korea, Sysopt Engineering Co. Ltd. The acquisition enables the Company to expand its South Korean operations.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Subsequent transactions

     In April 2014, the Company announced the signing of a definitive agreement to acquire Solid Concepts Inc. (“Solid Concepts”), an independent additive manufacturing service bureau. Under the terms of the definitive agreement with Solid Concepts, the Company will acquire 100% of Solid Concepts’ outstanding shares for total consideration of up to $217 million, including a payment on closing of $157 million (or, if settled in cash, part on closing and part six months after closing) and deferred payments of $60 million. Certain of Solid Concepts’ employees may also qualify for retention-related and other payments of up to $78 million. Subject to certain requirements for cash payments, the Company retains the discretion to settle any of the amounts payable under the definitive agreement and the retention plan in its shares, cash or any combination of the two.

     In April 2014, the Company announced the signing of a definitive agreement to acquire Harvest Technologies Inc (“Harvest”), a specialty additive manufacturing service bureau. Under the terms of the definitive agreement with Harvest, the Company will acquire 100% of Harvest’s outstanding shares for cash, shares, or a combination of the two, at the discretion of the Company. Certain of Harvest’s employees may also qualify for certain retention-related payments.

     These two transactions are expected to enable the Company to expand its existing digital manufacturing service business, to create a leading strategic platform to meet a broad range of customers' additive manufacturing needs and provide opportunities to leverage manufacturing services capabilities.

     In April 2014, the Company acquired certain assets of Interfacial Solutions LLC (“Interfacial Solutions”), a privately held provider of thermoplastics research and development and production services. This transaction is designed to strengthen the Company’s materials research and development skills and enable it to become vertically integrated in material development and manufacturing and also increase materials production space and capacity.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3. Inventories

Inventories consisted of the following (in thousands):

	March 31,	December 31,
	2014	2013
Finished goods	$63,215	$42,251
Work-in-process	3,327	164
Raw materials	33,241	45,991
	$99,783	$88,406

Note 4. Intangible Assets

The intangible assets consisted of the following (in thousands):

	March 31, 2014		December 31, 2013
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Developed technology	$462,289	$67,107	$447,842	$54,029
Patents	14,209	6,922	14,065	6,523
Trademarks and trade names	59,034	5,226	59,019	3,817
Customer relationships	101,566	14,081	100,679	10,793
Non-compete agreement	10,354	1,903	10,354	1,249
Capitalized software development costs	16,889	13,963	16,612	13,828
In process research and development	49,675	-	63,998	-
	714,016	$109,202	712,569	$90,239
Accumulated amortization	109,202		90,239
Net book value of amortizable intangible assets	$604,814		$622,330

In process research and development with a gross carrying value of $14.4 million at December 31, 2013 was launched during the three months ended March 31, 2014 and is now classified as developed technology with a six-year life for amortization.

Amortization expense for intangible assets for the three-month periods ended March 31, 2014 and 2013 was approximately $19.0 million and $13.1 million, respectively.

As of March 31, 2014, estimated amortization expense relating to intangible assets currently subject to amortization for each of the next five years and thereafter was as follows (in thousands)

Year ending December 31,
Remaining 9 months of 2014	$57,537
2015	74,916
2016	74,810
2017	73,514
2018	67,601
Thereafter	206,761

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 5. Earnings (Loss) Per Share

The Company complies with ASC 260, Earnings Per Share, which requires dual presentation of basic and diluted income (loss) per ordinary share attributable to Stratasys Ltd. for all periods presented. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares, outstanding for the reporting periods. Diluted net income per share is computed using the weighted-average number of common shares and the potential dilutive common shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options and restricted stock units (“RSUs”) using the treasury stock method, as well as, shares held back from issuance in connection with the MakerBot acquisition.

The following table presents a reconciliation of the numerator and denominator of the basic and diluted income (loss) per share computations for the three months ended March 31, 2014 and 2013:

(in thousands, except per share amounts)	Three months ended March 31,
Numerator:	2014	2013
Net income (loss) attributable to Stratasys Ltd.– for the computation of basic
and diluted net income (loss) per share	$4,087	$(15,536)
Denominator:
Weighted average shares – denominator for basic net income (loss) per share	49,273	38,494
Add: Effect of dilutive securities
Additional shares from the assumed exercise of employee stock options and
unvested RSUs	1,312	-
Held back issuable shares in connection with MakerBot acquisition	655	-
Denominator for diluted income (loss) per share	51,240	38,494

Net income (loss) per share attributable to Stratasys Ltd.
Basic	$0.08	$(0.40)
Diluted	$0.08	$(0.40)

The computation of diluted net income (loss) per share excluded stock options to purchase 0.16 million and 3.05 million thousands shares for the three months ended March 31, 2014 and 2013, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net income (loss) per share.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 6. Income Taxes

The Company’s effective tax rate for the three months ended March 31, 2014 and 2013 was 915.8% and 4.6%, respectively, on the loss before income taxes in those periods. The Company’s effective tax rate has varied significantly since the December 1, 2012 Stratasys-Objet merger due to the lower tax rate in Israel, and changes in the mix of income (loss) between the U.S. and Israel, as well as the impact of the tax benefit as a result of the realization of the deferred tax liability associated with the amortization of the intangible assets. The income of $7.5 million attributable to the change in fair value of the Company’s earn-out obligations in the three months ended March 31, 2014 is non-taxable, and therefore had a significant impact on the effective tax rate.

Note 7. Fair Value Measurements

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available under the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis, segregated by classes (in thousands):

	March 31, 2014
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$38	$-	$38
Foreign exchange forward contracts
designated as hedging instruments	24	-	24

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(1,539)	-	(1,539)
Earn-out obligation	-	(21,530)	(21,530)
	$(1,477)	$(21,530)	$(23,007)

	December 31, 2013
	Level 2	Level 3	Total
Assets:
Long term investment	$1,634	$-	$1,634
Foreign exchange forward contracts not
designated as hedging instruments	301	-	301
Foreign exchange forward contracts
designated as hedging instruments	153	-	153

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(1,543)	-	(1,543)
Earn-out obligations	-	(29,025)	(29,025)
	$545	$(29,025)	$(28,480)

Foreign exchange forward contracts are presented as other current assets and other current liabilities and are valued primarily based on observable inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs). At March 31, 2014, the Company had foreign exchange forward contracts in effect for the conversion of $90.0 million into €66.3 million and $40.3 million into NIS 140.8 million out of which the Company designated $13.8 million as cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The change in fair value of those contracts of $0.1 million is included in accumulated other comprehensive income at March 31, 2014. These contracts mature through September 30, 2014.

Foreign exchange forward contracts in effect as of December 31, 2013 were for the conversion of $54.0 million into €40.3 million and $18.3 million into NIS 65.0 million.

The earn-out obligations are described in note 2 and are classified within level 3 because fair value is measured based on the probability-weighted present value of the consideration expected to be transferred. A decrease in the earn-out obligations fair value of $7.5 million and an increase of $0.8 million were recorded in the three months ended March 31, 2014 and in the twelve months ended December 31, 2013 respectively.

Long term investment consists of an investment in debt securities classified as available-for-sale and are recorded at fair value. The fair value is based on the sale of similar securities in the market, as well as last sales of these securities in the market (Level 2 inputs). The debt securities were sold during the three months ended March 31, 2014.

Other financial instruments consist mainly of cash and cash equivalents, short-term bank deposits, current and non-current receivables, accounts payable and accruals. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 8. Stock-Based Compensation Plan

Stock-based compensation expense for stock options and restricted stock units (“RSUs”) was allocated as follows (in thousands):

	Three Months Ended
	March 31,
	2014	2013
Cost of sales	$912	$634
Research and development, net	938	900
Selling, general and administrative	4,886	3,956
Total stock-based compensation expenses	$6,736	$5,490

A summary of stock option activity for the three months ended March 31, 2014 is as follows:

	Number of Options	Weighted Average
	Outstanding	Exercise Price
Shares under option at January 1, 2014	2,007,433	$29.66
Granted	4,633	115.12
Exercised	(116,609)	8.61
Forfeited	(11,690)	42.17

Shares under option at March 31, 2014	1,883,767	$31.10

Shares exercisable under option at March 31, 2014	959,555	$11.83

The outstanding options generally have a term of ten years from the grant date. Options granted become exercisable over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuing service to the Company.

The fair value of stock options is determined using the Black-Scholes model. The weighted-average grant date fair value of options that were granted during the three months ended March 31, 2014 was $42.85.

During the three months ended March 31, 2014 and 2013, the Company issued 116,609 and 292,808 shares, respectively, upon the exercise of stock options. This resulted in an increase in equity of $1 million and $3.6 million for the three months ended March 31, 2014 and 2013, respectively.

As of March 31, 2014, the unrecognized compensation cost related to all unvested stock options of $37.1 million is expected to be recognized as expense over a weighted-average period of 1.8 years.

During the three months ended March 31, 2014, the Company granted 6,247 RSUs. The fair value of RSUs is determined based on the quoted price of the Company’s common stock on the date of the grant.

As of March 31, 2014, the unrecognized compensation cost related to all unvested RSUs of $18.2 million is expected to be recognized as expense on a straight-line basis over a weighted-average period of 3.4 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Contingencies

Claims and Proceedings

In December 2008, an employee, whose employment with the Company was subsequently terminated, filed a claim against the Company demanding that, based on an alleged undertaking the Company had made, the Company issue to him an option that would allow him to maintain an equity interest of 1.45% in the Company, as well as reimburse salary reductions he had suffered in an aggregate sum of NIS 552,000 ($159,000). In July 2009, the Company filed its statement of defense, rejecting the claims raised by the former employee. Together with the former employee, the Company initiated mediation of the dispute, but did not reach a settlement. The former employee later amended his initial pleading to seek an additional NIS 441,000 ($127,000) on account of alleged wrongful termination by the Company. The claim was dismissed in November 2013 by the Israeli labor court, also awarding the Company legal expenses of NIS 55,000. The plaintiff has appealed the decisions and the appeal is currently ongoing at the national Israeli labor court.

On March 4, 2013, four current or former minority shareholders (two of whom were former directors) of the Company filed two lawsuits against the Company in an Israeli district court. The lawsuits demand that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Executive Committee of the Company’s board of directors, David Reis, Chief Executive Officer, various shareholders of the Company who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, a director. The lawsuits allege in particular that a series of investments in Objet during 2002 and - 2007 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that the Company effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. Also, the Company filed motion to dismiss the claims on grounds of statute of limitations, laches and lack of cause. On April 1, 2014, the court held a hearing on the motion and a decision will be issued after the parties will submit summation briefs. The Company also filed an appeal to make the plaintiffs pay full court fees, which was held on May 8, 2014.

The Company believes that these claims are all entirely baseless and that the transactions in question were conducted in accordance with applicable law. Management does not believe that these lawsuits will have a material adverse effect on the Company’s operations or financial condition, and the Company intends to vigorously defend these lawsuits.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.